UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1st – 30th April 2023

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Transaction in Own Shares 03 April 2023	Announcement Total Voting Rights 04 April 2023
Announcement Director/PDMR Shareholding 04 April 2023	Announcement Transaction in Own Shares 04 April 2023
Announcement Director/PDMR Shareholding 05 April 2023	Announcement Transaction in Own Shares 05 April 2023
Announcement Transaction in Own Shares 06 April 2023	Announcement Director/PDMR Shareholding 11 April 2023
Announcement Director/PDMR Shareholding 11 April 2023	Announcement Transaction in Own Shares 11 April 2023
Announcement Transaction in Own Shares 12 April 2023	Announcement Transaction in Own Shares 13 April 2023
Announcement Publication of Supplement to Base Prospectus 14 April 2023	Announcement Transaction in Own Shares 14 April 2023
Announcement Transaction in Own Shares 18 April 2023	Announcement Director/PDMR Shareholding 18 April 2023
Announcement Director/PDMR Shareholding 18 April 2023	Announcement Director/PDMR Shareholding 18 April 2023
Announcement Transaction in Own Shares 18 April 2023	Announcement Transaction in Own Shares 19 April 2023
Announcement Transaction in Own Shares 20 April 2023	Announcement Diageo prices Euro denominated bonds 21 April 2023
Announcement Transaction in Own Shares 21 April 2023	Announcement Transaction in Own Shares 24 April 2023
Announcement Director/PDMR Shareholding 25 April 2023	Announcement Transaction in Own Shares 25 April 2023
Announcement Publication of Final Terms 26 April 2023	Announcement Transaction in Own Shares 26 April 2023
Announcement Transaction in Own Shares 27 April 2023	Announcement Transaction in Own Shares 28 April 2023

Diageo PLC – Transaction in Own Shares
Dated 03 April 2023

Diageo plc
Transaction in Own Shares
03 April 2023

Diageo plc ('Diageo') announces that on 03 April 2023 it has purchased 190,360 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 April 2023	190,360	3,613.00	3,586.50	3,598.71	XLON
03 April 2023	-	-	-	-	CHIX
03 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2271V_1-2023-4-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Total Voting Rights
Dated 04 April 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 March 2023 consisted of 2,468,581,886 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 212,914,827 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,255,667,059 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

3 April 2023

Diageo PLC – Director/PDMR Shareholding
Dated 04 April 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings by John Kennedy on 3 April 2023:

●
 exercise of options under The Diageo 2014 Long Term Incentive Plan; and
●
sale of American Depositary Shares

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

4 April 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Kennedy
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depository Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of American Depositary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$104.93	4,036
		2.	$180.47	4,036
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-03
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Details of the person discharging managerial responsibilities/person closely associated
Name	John Kennedy
Reason for the notification
Position / status	Member of the Executive Committee
Initial notification / amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Diageo plc
LEI	213800ZVIELEA55JMJ32
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
Nature of the transaction	1. Exercise of options over American Depository Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of American Depositary Shares
Price(s) and volume(s)		Price(s)	Volume(s)
	1.	$134.66	6,062
	2.	$180.47	6,062
Aggregated information - Aggregated volume - Price	N/A
Date of transaction	2023-04-03
Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 04 April 2023

Diageo plc
Transaction in Own Shares
04 April 2023

Diageo plc ('Diageo') announces that on 04 April 2023 it has purchased 173,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 April 2023	173,000	3,634.00	3,601.50	3,611.90	XLON
04 April 2023	-	-	-	-	CHIX
04 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3822V_1-2023-4-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 05 April 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings by Claudia Schubert on 4 April 2023:

●
exercise of options under The Diageo plc 2009 Executive Long Term Incentive Plan; and
●
sale of American Depositary Shares

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

5 April 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Claudia Schubert
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depository Shares under The Diageo plc 2009 Executive Long Term Incentive Plan 2. Sale of American Depositary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$123.27	2,565
		2.	$182.82	2,565
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-04
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 05 April 2023

Diageo plc
Transaction in Own Shares
05 April 2023

Diageo plc ('Diageo') announces that on 05 April 2023 it has purchased 68,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 April 2023	68,000	3,664.00	3,613.00	3,647.35	XLON
05 April 2023	-	-	-	-	CHIX
05 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5477V_1-2023-4-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 06 April 2023

Diageo plc
Transaction in Own Shares
06 April 2023

Diageo plc ('Diageo') announces that on 06 April 2023 it has purchased 93,899 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 April 2023	93,899	3,688.50	3,652.50	3,673.50	XLON
06 April 2023	-	-	-	-	CHIX
06 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7016V_1-2023-4-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 11 April 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 April 2023, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 April 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£36.63	226
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 11 April 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 April 2023, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

11 April 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.71	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.71	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.71	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-11
f)	Place of transaction	3. London Stock Exchange (XLON) 4. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.71	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.71	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.71	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£36.71	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 11 April 2023

Diageo plc
Transaction in Own Shares
11 April 2023

Diageo plc ('Diageo') announces that on 11 April 2023 it has purchased 115,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 April 2023	115,000	3,682.50	3,652.50	3,662.54	XLON
11 April 2023	-	-	-	-	CHIX
11 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8840V_1-2023-4-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 12 April 2023

Diageo plc
Transaction in Own Shares
12 April 2023

Diageo plc ('Diageo') announces that on 12 April 2023 it has purchased 182,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 April 2023	182,000	3,691.00	3,649.50	3,671.69	XLON
12 April 2023	-	-	-	-	CHIX
12 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0348W_1-2023-4-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 April 2023

Diageo plc
Transaction in Own Shares
13 April 2023

Diageo plc ('Diageo') announces that on 13 April 2023 it has purchased 172,577 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 April 2023	172,577	3,690.00	3,662.00	3,675.96	XLON
13 April 2023	-	-	-	-	CHIX
13 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1840W_1-2023-4-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Publication of Supplement to Base Prospectus
Dated 14 April 2023

14 April 2023

PUBLICATION OF SUPPLEMENT TO BASE PROSPECTUS

NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

Diageo plc (as issuer and guarantor), Diageo Finance plc (as issuer) and Diageo Capital B.V. (as issuer) announce that, regarding their programme for the issuance of debt instruments (the "Programme"), they have published a supplement (the "Supplement") to the base prospectus dated 22 August 2022 in respect of the Programme. The Supplement was approved by the Financial Conduct Authority ("FCA") on 14 April 2023 and is available for viewing here:

Supplement: http://www.rns-pdf.londonstockexchange.com/rns/3182W_2-2023-4-14.pdf

Interim Results: http://www.rns-pdf.londonstockexchange.com/rns/3182W_1-2023-4-14.pdf

A copy of the Supplement has been submitted to the National Storage Mechanism ("NSM") and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

  ENDS

For further information please contact:

Investor relations:
Durga Doraisamy                                                              +44 (0) 7902 126 906
Andy Ryan                                                                        +44 (0) 7803 854 842
                                                                                           investor.relations@diageo.com
Media relations:
Clare Cavana                                                                     +44 (0) 7751 742 072
Isabel Batchelor                                                                +44 (0) 7731 988 857
                                                                                           press@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

The notes and the guarantee described in the base prospectus (as supplemented) (the "Base Prospectus") have not been and will not be registered under the United States Securities Act of 1933, as amended, or any relevant securities law of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, notes issued under the Programme may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions permitted by U.S tax regulations.

The Base Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Base Prospectus and the offer or sale of notes under the Programme may be restricted by law in certain jurisdictions.

Persons into whose possession the Base Prospectus or any notes issued under the Programme may come must inform themselves about, and observe, any such restrictions on the distribution of the Base Prospectus and the offering and sale of notes. In particular, please note that the information contained in this announcement may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, J&B, Buchanan's, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo Capital B.V.
LEI: 213800YHFC48VOL6JY40

Diageo PLC – Transaction in Own Shares
Dated 14 April 2023

Diageo plc
Transaction in Own Shares
14 April 2023

Diageo plc ('Diageo') announces that on 14 April 2023 it has purchased 138,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 April 2023	138,000	3,709.00	3,669.50	3,692.90	XLON
14 April 2023	-	-	-	-	CHIX
14 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3337W_1-2023-4-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 April 2023

Diageo plc
Transaction in Own Shares
17 April 2023

Diageo plc ('Diageo') announces that on 17 April 2023 it has purchased 125,400 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 April 2023	125,400	3,700.50	3,673.50	3,690.22	XLON
17 April 2023	-	-	-	-	CHIX
17 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5033W_1-2023-4-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 18 April 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Sir John Manzoni who participates in a Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 13 April 2023.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

18 April 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir John Manzoni
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 13 April 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£36.79	23
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-13
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 18 April 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Alan Stewart who participates in a Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 13 April 2023.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

18 April 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alan Stewart
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 13 April 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£37.05	59
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-14
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Diageo PLC – Director/PDMR Shareholding
Dated 18 April 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

PDMRs who participate in a Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 13 April 2023.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

18 April 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hina Nagarajan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 13 April 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£37.08	97
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-13
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 13 April 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£37.08	709
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-13
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 13 April 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£37.08	311
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-13
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 13 April 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£37.08	24
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-13
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 18 April 2023

Diageo plc
Transaction in Own Shares
18 April 2023

Diageo plc ('Diageo') announces that on 18 April 2023 it has purchased 242,277 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 April 2023	242,277	3,690.00	3,644.50	3,657.75	XLON
18 April 2023	-	-	-	-	CHIX
18 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6643W_1-2023-4-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 19 April 2023

Diageo plc
Transaction in Own Shares
19 April 2023

Diageo plc ('Diageo') announces that on 19 April 2023 it has purchased 169,806 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 April 2023	169,806	3,688.00	3,663.50	3,677.08	XLON
19 April 2023	-	-	-	-	CHIX
19 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8266W_1-2023-4-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 April 2023

Diageo plc
Transaction in Own Shares
20 April 2023

Diageo plc ('Diageo') announces that on 20 April 2023 it has purchased 135,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 April 2023	135,000	3,699.00	3,659.00	3,679.12	XLON
20 April 2023	-	-	-	-	CHIX
20 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9754W_1-2023-4-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Diageo prices Euro denominated bonds
Dated 21 April 2023

21 April 2023

Diageo prices €500 million of fixed rate euro-denominated bonds

Diageo, a global leader in beverage alcohol, today priced €500 million of fixed rate euro-denominated bonds under its European Debt Issuance Programme. The issuer will be Diageo Finance plc, and the payment of principal and interest will be fully guaranteed by Diageo plc.

The drawdown will consist of the issue of €500 million bonds due June 2025 with a coupon of 3.5% per annum. Proceeds from the issuance will be used for general corporate purposes. Morgan Stanley & Co. International has been appointed as sole lead manager.

Relevant stabilisation regulations including FCA/ICMA apply. Manufacturer target market (EU MIFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPS or UK PRIIPs key information document ("KID") has been prepared as the securities will not be available to retail in EEA or the UK.

The bonds are being offered and sold pursuant to an exemption from the registration requirements of the U.S. Securities Act, outside the United States in offshore transactions, in reliance on, and in compliance with Regulation S under the U.S. Securities Act. This announcement has been prepared for use in connection with the offer and sale of the bonds and does not constitute an offer to any person in the United States. Distribution of this announcement to any person within the United States is unauthorised.

In member states of the EEA, this announcement is directed only at persons who are "qualified investors" within the meaning of Regulation (EU) 2017/1129 (the "EU Prospectus Regulation").

In the UK, this announcement is directed only at persons who are "qualified investors" within the meaning of Regulation (EU) 2017/1129 as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

This announcement is an advertisement and does not constitute a prospectus for the purposes of the UK Prospectus Regulation or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. This announcement shall not be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This announcement does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who acquires the Securities must rely solely on the final base prospectus dated 22 August 2022, as supplemented as of 14 April 2023 (together the "Base Prospectus") and the final terms in connection with each series of bonds (together, the "Final Terms") published by Diageo plc ("the Company"), on the basis of which alone, purchases of or subscription for the Securities may be made. Each of the Base Prospectus and the Final Terms, when published, will be available at https://www.londonstockexchange.com/.

For further information, please contact:
Investor relations:
Durga Doraisamy                                                               +44 (0) 7902 126 906
Andy Ryan                                                                          +44 (0) 7803 854 842
                                                                                            investor.relations@diageo.com

Media relations:
Clare Cavana                                                                       +44 (0) 7751 742 072
Isabel Batchelor                                                                  +44 (0) 7731 988 857
                                                                                             press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo PLC – Transaction in Own Shares
Dated 21 April 2023

Diageo plc
Transaction in Own Shares
21 April 2023

Diageo plc ('Diageo') announces that on 21 April 2023 it has purchased 55,400 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 April 2023	55,400	3,758.00	3,711.00	3,734.16	XLON
21 April 2023	-	-	-	-	CHIX
21 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1301X_1-2023-4-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC - Transaction in Own Shares
Dated 24 April 2023

Diageo plc
Transaction in Own Shares
24 April 2023

Diageo plc ('Diageo') announces that on 24 April 2023 it has purchased 56,500 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 April 2023	56,500	3,767.00	3,740.50	3,748.95	XLON
24 April 2023	-	-	-	-	CHIX
24 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2900X_1-2023-4-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC - Director/PDMR Shareholding
Dated 25 April 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings by John Kennedy on 24 April 2023:

●
exercise of options under The Diageo 2014 Long Term Incentive Plan; and
●
sale of American Depositary Shares

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

25 April 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Kennedy
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depository Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of American Depositary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$113.66	8,741
		2.	$189.07	8,741
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-04-24
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC - Transaction in Own Shares
Dated 25 April 2023

Diageo plc
Transaction in Own Shares
25 April 2023

Diageo plc ('Diageo') announces that on 25 April 2023 it has purchased 156,731 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 April 2023	156,731	3,769.00	3,719.00	3,748.19	XLON
25 April 2023	-	-	-	-	CHIX
25 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4532X_1-2023-4-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC - Publication of Final Terms
Dated 26 April 2023

26 April 2023

Publication of Final Terms

The Final Terms dated 24 April 2023 relating to the issuance by Diageo Finance plc ("the Issuer") of EUR 500 million 3.500% Instruments due 26 June 2025 (the "Instruments"), guaranteed by Diageo plc (the "Guarantor") are available for viewing.

The Instruments have been issued under the European Debt Issuance Programme established by the Issuer and the Guarantor (the "Programme").

The Final Terms should be read and construed in conjunction with the base prospectus dated 22 August 2022 as supplemented by the supplemental prospectus of 14 April 2023 in relation to the Programme (the "Base Prospectus").

To view the full document, please paste the following URLs into the address bar of the browser:

http://www.rns-pdf.londonstockexchange.com/rns/5663X_1-2023-4-26.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:
Investor relations:
Durga Doraisamy                                                                +44 (0) 7902 126 906
Andy Ryan                                                                          +44 (0) 7803 854 842
                                                                                             investor.relations@diageo.com
Media relations:
Clare Cavana                                                                       +44 (0) 7751 742 072
Isabel Batchelor                                                                  +44 (0) 7731 988 857
                                                                                             press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com . Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS. NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Final Terms do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Instruments issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuers, the Guarantor, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request.

Diageo PLC - Transaction in Own Shares
Dated 26 April 2023

Diageo plc
Transaction in Own Shares
26 April 2023

Diageo plc ('Diageo') announces that on 26 April 2023 it has purchased 200,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 April 2023	200,000	3,762.50	3,716.50	3,734.81	XLON
26 April 2023	-	-	-	-	CHIX
26 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6162X_1-2023-4-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC - Transaction in Own Shares
Dated 27 April 2023

Diageo plc
Transaction in Own Shares
27 April 2023

Diageo plc ('Diageo') announces that on 27 April 2023 it has purchased 190,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 April 2023	190,000	3,723.00	3,664.50	3,711.52	XLON
27 April 2023	-	-	-	-	CHIX
27 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7823X_1-2023-4-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC - Transaction in Own Shares
Dated 28 April 2023

Diageo plc
Transaction in Own Shares
28 April 2023

Diageo plc ('Diageo') announces that on 28 April 2023 it has purchased 420,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 April 2023	420,000	3,697.00	3,597.50	3,631.95	XLON
28 April 2023	-	-	-	-	CHIX
28 April 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9602X_1-2023-4-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 May 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary